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                               May 3, 2023

       Francis Knuettel II
       Chief Financial Officer
       OceanTech Acquisitions I Corp.
       515 Madison Avenue, Suite 8133
       New York, NY 10022

                                                        Re: OceanTech
Acquisitions I Corp.
                                                            Preliminary Proxy
Statement filed on Schedule 14A
                                                            Filed April 26,
2023
                                                            File No. 001-40450

       Dear Francis Knuettel II:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement filed on Schedule 14A filed April 26, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with, a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a target company should the transaction be subject to review by a
U.S. government entity, such as the Committee on Foreign
                                                        Investment in the
United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of
potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 Francis Knuettel II
OceanTech Acquisitions I Corp.
May 3, 2023
Page 2

      in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                          Sincerely,
FirstName LastNameFrancis Knuettel II
                                                          Division of
Corporation Finance
Comapany NameOceanTech Acquisitions I Corp.
                                                          Office of Real Estate
& Construction
May 3, 2023 Page 2
cc:       Andrew M. Tucker, Esq.
FirstName LastName